Mail Stop 4628

                                                             December 20, 2018

Via E-mail
Richard H. Fearon
Principal Financial Officer
Eaton Corporation plc
Eaton House, 30 Pembroke Road
Dublin 4, Ireland D04 Y0C2

       Re:     Eaton Corporation plc
               Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 28, 2018
               File No. 0-54863

Dear Mr. Fearon:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

General

   1. In your letter to us dated January 22, 2016, you discussed contacts with Syria. The
      EMEA Electrical Sales Representatives section of Cooper Industries' website provides contact information for Syria, and the Sales Contacts-Africa, Middle East & Central Asia
      section of your website provides contact information in Morocco for Sudan. As you know, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. sanctions and/or export controls. Your Form 10-K does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria since the 2016 letter, and with
      Sudan, including with their governments, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements. In this regard, we note that
 Richard H. Fearon
Eaton Corporation plc
December 20, 2018
Page 2

         your joint venture partner Cummins discussed contacts with Syria and Sudan in correspondence submitted to us in May, and your customer Emirates flies to Sudan.

      2. Please also discuss the materiality of any contacts with Syria and Sudan, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Syria and Sudan for the last three fiscal years and the subsequent interim period. Please address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with state sponsors of terrorism. For example, the State of Michigan Retirement Systems' website reports that it divested from
         Eaton Corp. plc on July 18, 2017 because of business operations in Iran, a country also designated as a state sponsor of terrorism. Finally, tell us whether any contacts involve dual use products and, if so, the nature of the dual uses.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-
3470 if you have any questions about the comments or our review.

                                                             Sincerely,

                                                             /s/ Cecilia Blye

                                                             Cecilia Blye,
Chief
                                                             Office of Global
Security Risk

cc:      Lizbeth L. Wright
         Eaton Corporation plc

         Amanda Ravitz
         Assistant Director